July 10, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Stacie Gorman

Re:	Iroquois Valley Farmland REIT, PBC
Post-Effective Amendment No. 1 to
Offering Statement on Form 1-A
Filed June 5, 2020
File No. 024-10919

Dear Ms. Gorman:

This letter is being submitted on behalf of Iroquois Valley Farmland REIT, PBC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Effective Amendment No. 1 to the Company’s Offering Statement on Form 1-A submitted on June 5, 2020 (“Amendment No. 1”), as set forth in your letter dated June 29, 2020 addressed to Mr. David Miller, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a revised Post-Effective Amendment to the Offering Statement on Form 1-A (“Amended Offering Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments and the responses refer to Amendment No. 1.

The responses provided herein are based upon information provided to Gundzik Gundzik Heeger LLP by the Company.

1.	Please provide Management's Discussion and Analysis in accordance with Item 303 of Regulation S-K. To the extent you intend to incorporate this information by reference to your 1-K, please specifically do so and provide a hyperlink. See General Instruction III of Form 1-A.

Response: The Amended Offering Statement now identifies and incorporates by reference and provides a hyperlink to the Company’s Management’s Discussion and Analysis provided in the Company’s Annual Report as filed with the SEC on May 22, 2020.

Please see the section of the offering circular (i.e. Parts II and III of the Amended Offering Statement) labeled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” (beginning on page 90 of the offering circular).

2.	Please provide the tables and other disclosure, to the extent material, in accordance with Items 14 and 15 of Form S-11 with respect to your leased properties. With respect to the mortgages, please provide disclosure regarding the loans outstanding and the amount to be received in each of the next 10 years and thereafter and provide information regarding the average interest rates applicable to your outstanding loans.

Response: In response to your comments and to bring the Amended Offering Statement into accordance with Item 14 of Form S-11, the Company has revised the tables and disclosures regarding its portfolio of leased properties and mortgages, to the extent material. Please see “Our Business and Properties – Subsection 7: Portfolio Specifics” beginning on page 79 of the offering circular.

With respect to Item 15 of Form S-11, no additional disclosures as to separate properties have been made, as none of the Company’s properties have a book value or generate gross revenues in amounts which, in the context of the Company’s entire portfolio, would require separate description under the terms of Instruction 2 to Item 14.

3.	We note your disclosure that you expect to offer the shares until you raise the maximum amount being offered, unless terminated by your board at an earlier time. Please revise to include a termination date. See Rule 251(d)(3)(i)(F).

Response: The Company has revised the Amended Offering Statement in multiple locations to include the termination date. See, for example, page i and page 6 of the offering circular.

In addition to the above, the Company has elected to provide additional disclosure regarding its status as a Certified B Corp by providing a copy of its Agreement for Certified B Corporations and Public B-Lab Profile as a new Exhibit 6.14 to the Amended Offering Statement.

The Company has also updated its disclosures based on the new date of the Offering Circular. For example, since the filing of the Amendment No. 1, the Company has acquired two farmland properties with leases, issued two loans secured by mortgages recorded against the property, and provided two additional operating lines of credit to farmers. The tables and disclosures in the offering circular regarding the Company’s portfolio have been revised to include these transactions. Similarly, the Company has also updated its disclosures regarding Tenant and Borrower Delinquencies (pages 86-87 of the offering circular).

Please do not hesitate to contact me by phone (213-542-2122) or e-mail (brett.heeger@gghllp.com) if you have any questions.

Thank you.

Very truly yours,

Gundzik Gundzik Heeger LLP

By: /s/Brett Heeger
Brett Heeger, Partner

cc:	Via E-mail David Miller, President and Chief Executive Officer Mark D. Schindel, Chief Financial and Investment Officer Iroquois Valley Farmland REIT, PBC